Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

May 1, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on May 1, 2023, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

May 1, 2023.

SCHEDULE “A”

Bitfarms Mines 379 BTC in April

- Operating capacity reaches 196 MW and hashrate 5.0 EH/s -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (May 1, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provided a Bitcoin (BTC) production and mining operations update for April 2023. In addition, earlier today Bitfarms announced it had regained compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5550(a)(2).

“As we announced last week, boosted by production increases from new installations in Rio Cuarto, Argentina, our operational hashrate reached 5.0 EH/s on April 27, 2023,” said Geoff Morphy, CEO of Bitfarms. “Importantly, our private power producer in Argentina is now fully permitted to provide up to 100 MW, and we are able to begin purchasing power under this agreement at prices expected to be below $0.03 per KWh. With the permitting milestone achieved, we are positioned to expand in Rio Cuarto with sourced power costs that should reduce our average cost of power and realize our growth target of 6.0 EH/s in 2023. Additionally, in April we entered into agreements to acquire 22 MW of hydro power capacity in Baie-Comeau, Quebec, subject to closing, that is expected to drive further growth and our renewable energy portfolio.”

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “In April, BTC production declined 6% year-over-year, as a 52% increase in our hashrate was offset by a 61% increase in network difficulty and a 9-day shutdown in Rio Cuarto as we transitioned to a new substation. However, we continued to drive hashrate growth on a sequential month-over-month basis, as 4% growth in April increased our corporate hashrate to 5.0 EH/s at the end of the month. We also purchased an additional 650 PH/s of new Bitmain and MicroBT miners to fill out another 22 MW in the first warehouse, which is expected to increase our total hashrate a further 13% upon deployment in the coming months. With competitive pricing and high efficiency, we expect these new miners will improve corporate energy efficiencies measured by w/TH and reduce our overall operating costs/TH. Furthering our cost control initiatives, we also rolled out miner specific real-time energy tracking across all sites and a hardware diagnostics tool that should dramatically reduce repair times on new miner models.”

“For April 2023, we were cash flow positive from operations after scheduled interest and principal payments. Reflecting improved mining economics, as in March, we sold less BTC than we produced, which resulted in a net addition of 30 BTC to treasury in April, bringing the total at month end to 465 Bitcoin,” concluded Morphy.

Mining Review

Network difficulty increased another 4% in April and is up 38% year-to-date in 2023, while Bitcoin price is up roughly 77% in the same period, resulting in a 9% improvement in mining economics as measured by USD/TH.

Energy curtailment in Quebec continued to moderate in April, as warmer weather reduced the energy demand by local power grids. With the coming of the Spring bloom in Quebec, energy curtailment is expected to subside. The table below presents an overview of April 2023 performance metrics as compared to both March 2023 and April 2022.

Key Performance Indicators	Apr. 2023	Mar. 2023	Apr. 2022
Total BTC Mined	379	424	405
Month End Operating EH/s	5.0	4.8	3.3
BTC/ Avg. EH/s	81	91	134
Operating Capacity (MW)	196	188	137
Hydropower MW	178	178	137
Watts/Terahash Efficiency (w/TH)	39	39	42
BTC Sold	349	394	2

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April 2023 Select Operating Highlights

●	5.0 EH/s online as of April 27, 2023, up 52% from April 30, 2022, and up 4% compared to March 31, 2023.

●	4.7 EH/s average online, compared to 4.6 EH/s in March 2023.

●	80.6 BTC/average EH/s, down from 91.4 in March 2023.

●	379 new BTC mined, down 6.4% from April 2022 and down 10.6% from March 2023.

●	12.6 BTC mined daily on average, equivalent to about $369,180 per day and approximately $11.1 million for the month, based on a BTC price of $29,300 on April 30, 2023.

●	In Rio Cuarto, Argentina:

○	Private power producer became fully permitted to provide up to 100 MW, enabling Bitfarms to commence purchasing low-cost power under Bitfarms’ purchase agreement,

○	Finished testing of the substation that is now online and capable of delivering 120 MW,

○	Increased active capacity over 100% to 18 MW by energizing 2,100 additional miners,

○	Ended underclocking of existing miners in line with improved economics, and

○	Purchased over 6,200 new Bitmain and MicroBT miners to fill out an additional 22 MW in the first warehouse.

●	Added new hardware diagnostics tool that automates hardware diagnostics and improves hardware repair times.

●	Deployed real-time energy tracking across all sites, allowing for individual machine optimization.

●	Entered into agreements to acquire 22 MW of hydro power capacity and to lease a site in Baie-Comeau, Quebec, subject to customary closing conditions.

Bitfarms’ BTC Monthly Production

The table below presents an overview of BTC mined per month in each of the first four months of 2023 and 2022, respectively.

Month	BTC Mined 2023	BTC Mined 2022
January	486	301
February	387	298
March	424	363
April	379	405
Total YTD	1,676	1,367

April 2023 Financial Update

●	Sold 349 BTC of the 379 BTC mined, generating total proceeds of $10.1 million.

●	Reduced total outstanding indebtedness by $2 million, leaving a balance of $19 million at April 30, 2023.

●	Added 30 BTC to treasury, as a result of solid cash flow from operations, increasing BTC in custody to 465, representing a total value of approximately $13.6 million based on a BTC price of $29,300, on April 30, 2023.

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Conferences and Events

Bitfarms plans to attend the following upcoming events:

●	May 18-20: Bitcoin 2023, Miami FL

●	May 18: 18th Annual Needham Technology & Media Conference, Virtual

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 10 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts per Terahash

●	KWh = Kilowatt per hour

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The forward-looking information includes, but is not limited to, information concerning the Company’s growth expectations (and the drivers thereof), expectations regarding reductions in the cost of power and other improvements in corporate energy efficiencies, reductions in the Company’s overall operating costs/TH and reductions in repair times, as well as other statements regarding the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

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Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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